UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

August 21, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB0009223206

Issuer Name
SMITH & NEPHEW PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
Bank of America Corporation

City of registered office (if applicable)
Wilmington

Country of registered office (if applicable)
United States

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

19-Aug-2026

6. Date on which Issuer notified

20-Aug-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.461592	0.427242	2.888834	24191594
Position of previous notification (if applicable)	2.402237	0.770499	3.172736

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
US83175M2052		20613790		2.461592
Sub Total 8.A	20613790		2.461592%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to Recall	n/a	n/a	257850	0.030791
Sub Total 8.B1			257850	0.030791%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swaps	15/10/2027	n/a	Cash	9506	0.001135
Swaps	05/05/2027	n/a	Cash	502244	0.059975
Swaps	19/07/2027	n/a	Cash	160629	0.019181
Swaps	07/03/2029	n/a	Cash	10077	0.001203
Swaps	02/04/2027	n/a	Cash	1586489	0.189450
Swaps	15/04/2027	n/a	Cash	417327	0.049835
Swaps	15/06/2027	n/a	Cash	491	0.000059
Swaps	18/04/2028	n/a	Cash	112464	0.013430
Swaps	06/01/2027	n/a	Cash	391714	0.046776
Swaps	06/05/2030	n/a	Cash	24678	0.002947
Swaps	30/06/2028	n/a	Cash	2124	0.000254
Swaps	31/07/2028	n/a	Cash	10	0.000001
Swaps	17/08/2028	n/a	Cash	101474	0.012117
Put Option	16/04/2027	n/a	Cash	727	0.000088
Sub Total 8.B2				3319954	0.396451%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation	Bank of America, National Association
Bank of America Corporation	BofA Securities, Inc.
Bank of America Corporation	U.S. Trust Co of Delaware

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

If date does not apply, explain below

11. Additional Information

12. Date of Completion

20-Aug-2026

13. Place Of Completion

London, United Kingdom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 21, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary